UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Releases

On August 21, 2015, the registrant announced that the special committee of the registrant’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Kirkland & Ellis as its legal counsel in connection with its review and evaluation of the previously-announced non-binding “going private” proposal from Tencent Holdings Limited that the Board received on August 3, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release: “eLong Special Committee Appoints Independent Financial Advisor and Legal Counsel”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Philip Yang
Name	:	Philip Yang
Title	:	Chief Financial Officer

Date: August 21, 2015